FORM 51-102F3

MATERIALCHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

March 1, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on March 1, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 1, 2024.

Schedule "A"

HIVE Digital Technologies Tops 2024 TSX Venture 50 in Technology, Leading In Blockchain and AI Infrastructure

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - March 1, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in green energy focused blockchain technology and AI infrastructure, announced today that it has ranked number one in the Technology Category on the 2024 TSX Venture 50 list. A ranking of the top performers on the TSX Venture Exchange over the last year, the TSX Venture 50 list is comprised of 50 companies from five different industry sectors, selected based on three equally weighted criteria (all amounts in US dollars, unless otherwise indicated).

HIVE was the first cryptocurrency mining company to go public on the TSX Venture Exchange in 2017. With its data centers located in Canada, Sweden and Iceland, HIVE is committed to utilizing low-cost, renewable energy for mining digital assets like Bitcoin on the cloud. By combining its expertise from high density GPU-based data center management, HIVE is fueling the advancement of artificial intelligence (AI) and high-performance computing (HPC).

Carefully vetted on a variety of equally weighted criteria, the TSX Venture 50 list represents the most powerful and high-performing publicly traded companies. HIVE was happy to report a successful close to calendar 2023 and a promising start to the new year. This is highlighted in production totaling 3,260 Bitcoin mined, and hashrate increasing by 100% in the 2023 calendar year, from 2 Exahash per second ("EH/s") at the end of December 2022 to 4 EH/s at the end of December 2023. In addition, the Company's growing GPU-powered AI business unit realized over $5 million of revenues on an annualized run rate basis, as of December 31, 2023, effectively representing 5X growth during the 2023 calendar year.

"We are honored to be recognized among key industry leaders on the TSX Venture 50 list. This is the second time HIVE has been a top performance on the TSX.V. In the year 2020, prior to listing on Nasdaq and during the year of the last halving event, the Company was the most liquid stock on the TSX.V, trading over 1.7 billion shares," adds Frank Holmes, Executive Chairman of HIVE Digital Technologies, who has 40 years of capital markets experience.

"HIVE was a first mover in the digital asset space, becoming the first cryptocurrency miner to go public in 2017. Seven years after HIVE launched, the first spot Bitcoin ETFs were approved, meaning we took the risk early on and it has paid off. I'm extremely proud of our team who have worked so hard to get us where we are today. We also want to thank our loyal shareholders for believing in our vision. We are looking forward to all the opportunities that lie ahead, particularly in the build-out of our AI business."

"2024 is off to an exciting start for HIVE Digital Technologies. Beyond the stock's performance and earnings in 2023, what is truly exciting is the research and advancements we've made in working with tech leaders across the industry. Our team has made breakthroughs at the intersection of HPC infrastructure, AI, and LLM performance on our GPU fleets. We have laid the bricks to scale what, we believe, will be a massive AI 'picks and shovel' business," shares Aydin Kilic, CEO and President of HIVE Digital Technologies. "HIVE's recognition by the TSX Venture is just the beginning of the things we wish to accomplish in 2024 and is a testament to our dedicated team. I'm excited to see what's next for us."

In 2023, the Company rebranded, strategically changing its name from HIVE Blockchain Technologies to HIVE Digital Technologies. The change signals a significant strategic expansion to harness the potential of its green-energy data centers and GPU cloud compute technology, a vital tool in the world of AI, machine learning and advanced data analysis since the launch of ChatGPT. HIVE's placement on the TSX Venture 50 list further affirms its strategic rebrand as a thoughtful, purpose-driven move.

HIVE is thrilled to be ranked number one in the Technology category on the 2024 TSX Venture 50 and to continue to be at the forefront of driving change and innovation within the dynamic world of cryptocurrency and AI infrastructure. The team is dedicated to exploring new possibilities, fostering growth and creating impactful solutions that shape the future of decentralized technologies and AI.

To read the TSX Venture 50 List press release, click here.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain and high-performance computing industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sectors and traditional capital markets. HIVE owns green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source geothermal and hydroelectric energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency and high-performance computing space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit https://hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on X and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/199986